November 23, 2022

VIA EDGAR

Ms. Valerie J. Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust File Nos. 333-132380 and 811-21864

Dear Ms. Lithotomos:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on November 4, 2022, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 879, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 23, 2022, for the purpose of registering shares of the WisdomTree U.S. Quality Growth Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide, via correspondence, the Fund’s completed fee table and expense examples.

Response: The Fund’s fee table and expense examples are set forth in Appendix A.

2.	Comment: Please disclose if the Index is created or sponsored by an affiliate of the Registrant in the Fund’s “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus.

Response: The Registrant confirms that the Index was created by WisdomTree, Inc., an affiliate of the Registrant. Accordingly, the Registrant has made the requested change.

3.	Comment: The Staff notes that, in the Fund’s “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus, the Fund may concentrate in the securities of a particular industry or group of industries to approximately the same extent as the Index. Please explain how the Fund’s freedom to concentrate to the same extent as the Index does not give rise to an impermissible level of flexibility. The Staff notes that such flexibility to concentrate could raise concerns in the context of an affiliated index provider.

Response: The Registrant notes that although the Index is affiliated with the Fund, the Index methodology is rules-based. Accordingly, the Index Provider does not have discretion to change the Index’s concentration in the securities of a particular industry or group of industries. That is to say, the affiliated relationship does not give rise to the concern that the Fund could circumvent concentration limits through its use of an affiliated index provider because the Index is rules-based and the Index Provider does not have discretion to change the Index’s allocation to a particular industry or group of industries. The Index follows a rules-based methodology and the Fund tracks the Index. As a result, the Registrant believes that the Fund’s policy to not concentrate in the securities of a particular industry or group of industries, except to the same extent as its Index, does not give rise to an impermissible level of flexibility.

Further, the Registrant notes that when the SEC adopted Rule 6c-11 under the 1940 Act, the SEC did not include any additional conditions relating to index-based ETFs with affiliated index providers (“self-indexed ETFs”). In the adopting release, the SEC noted that existing securities laws, such as Rule 38a-1 and Rule 17j-1(c)(1) under the Investment Company Act of 1940, as amended, and Section 204A of the Investment Advisers Act of 1940, as amended, adequately address any special concerns presented by self-indexed ETFs, “including the potential ability of an affiliated index provider to manipulate an underlying index to the benefit or detriment of a self-indexed ETF.”1 The Registrant agrees that existing securities laws adequately address any such concerns unique to self-indexed ETFs, including, but not limited to, any concerns that self-indexed ETFs’ concentration policies permit excessive flexibility.

4.	Comment: Please provide the Staff with a copy of the Fund’s index methodology as part of this response letter.

Response: The Registrant has included a copy of the Fund’s index methodology herein as Appendix B.

5.	Comment: The Staff notes that the Fund includes bracketed principal risk disclosures for large- and mid-capitalization investing. Please confirm that these are principal risks of the Fund. If so, then disclose in the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus that the Fund invests in large- and mid-capitalization companies.

Response: The Registrant confirms that these are principal risks and has made the requested change.

6.	Comment: If appropriate, please add “Portfolio Turnover Risk” to the “Principal Risks of Investing in the Fund” section of the Fund’s Prospectus.

Response: The Registrant confirms that portfolio turnover is not a principal risk of the Fund’s principal investment strategy, which is passively managed and designed to track the performance of an Index that rebalances semi-annually.

_____________________________

1 Exchange-Traded Funds, Investment Company Act Release No. 33646 (Sept. 25, 2019) at 24-25.

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7.	Comment: The Staff notes that the Fund may invest in shares of other investment companies as part of its non-principal investment strategy. If appropriate, add a line for acquired fund fees and expenses (AFFE) to the Fund’s fee table.

Response: The Registrant confirms that the Fund does not expect to invest in other investment companies to such an extent that the AFFE incurred indirectly by the Fund from its investment in other funds would exceed one basis point.

* * * * *

Sincerely,

/s/Joanne Antico
Joanne Antico, Esq.
Secretary

cc:	Angela Borreggine, Esq. (WisdomTree) W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP) Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP) K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

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Appendix A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.28%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.28%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

The following example is intended to help retail investors compare the cost of investing in the Fund shares with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. This example does not include the brokerage commissions that retail investors may pay to buy and sell shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$29	$90

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Appendix B

WisdomTree Rules-Based Methodology

WisdomTree U.S. Quality Growth Index

Last Updated November 2022

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WISDOMTREE RULES-BASED METHODOLOGY

Methodology Guide for the WisdomTree U.S. Quality Growth Index

1.	Index Overview and Description

The WisdomTree U.S. Quality Growth Index [referred to as “the Index”] was developed by WisdomTree, Inc. (WT). The Index is comprised of mid- and large-cap companies that have high profitability and growth characteristics.

The Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Index is calculated using primary market prices and calculated in U.S. dollars.

The Index is reconstituted on a semi-annual basis (following the close of trading on the second Friday in June and December2).

2.	Index Governance

The Index is overseen by the WisdomTree U.S. Quality Growth Index Committee (the “Committee”), a standing index committee of WisdomTree, Inc. (WT). The Committee will be composed of not less than 3 members. The Committee is responsible for making broad decisions with respect to the implementation, ongoing management, operation, and administration of the Index. The primary function of the Committee is to make sure the Index rules are implemented correctly and comprehensively, provided that the published Index composition shall be as determined by the Committee.

The Committee meetings will generally be held on a semi-annual basis or such frequency in relation to the reconstitution and/or rebalance frequency of the Index and may be held more frequently as circumstances require. The composition of the Committee may from time to time be changed to reflect changes in market conditions.

3.	Key Features

3.1.	Membership Criteria

To be eligible for inclusion in the Index, component companies must be under coverage by the market management team of the third party independent index calculation agent, must list shares on a U.S. stock exchange, be incorporated and headquartered in the United States. Companies need to have had a median daily dollar volume of at least $1,000,000 for each of the three months preceding the Screening Date (after the close of trading on the last trading day in May and November). Common stocks, REITs, tracking stocks and holding companies are eligible for inclusion. ADRs, GDRs and EDRs are excluded, as are limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs), mortgage REITs and companies that are not incorporated and headquartered in the United States (“United States” is defined herein as the 50 U.S. states plus the Commonwealth of Puerto Rico). Preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. Companies that have pending acquisitions or mergers are excluded from the initial universe. The publicly traded security for WisdomTree, Inc., ticker WT, is not eligible for inclusion in any of WisdomTree’s equity indexes.

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2 Semi-annual rebalance commencing November 2022.

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The top 500 companies by market capitalization that meet the selection criteria are ranked on a composite score of two fundamental factors: growth and quality, which are equally weighted. The Index is comprised of 100 U.S. companies with the highest composite scores. The growth factor is determined by a company's ranking based on a 50% weight in its median analyst earnings growth forecast, a 25% weight in its trailing 5-year EBITDA (i.e., earnings before interest, taxes, depreciation and amortization) growth and a 25% weight in its trailing 5-year sales growth. The quality factor is determined by a company's ranking based on a 50% weight to each of its trailing 3-year average return on equity and trailing 3-year average return on assets. The Index constituents are determined by an Index Committee that looks at companies to identify equity stocks on the above-referenced measures.

3.2	Base Date and Base Value

The WisdomTree U.S. Quality Growth Index was established with a base value of 200 on November 30, 2022.

3.3	Calculation and Dissemination

The following formula is used to calculate the index levels for the Quality Growth Index:

Si{SiPiEi}

D

Si = Number of shares in the index for Security i

Pi = Price of Security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Index is calculated whenever the stock exchanges are open. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Index is calculated and disseminated on an intra-day basis. The total return Indexes are calculated and disseminated on an end-of-day basis.

3.4	Weighting

The WisdomTree U.S. Quality Growth Index is a market-capitalization weighted index.

•	The maximum weight of any individual security is capped at 15% on the semi-annual rebalance and the weights of all other components will be adjusted proportionally.

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The Weighting Date is when component weights are set and it occurs on Monday following the first Friday of the rebalance month. The changes will go into effect after the close of trading on the second Friday of the rebalance month.

Should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

The following liquidity adjustment factors will be applied:

A further volume screen requires that a calculated volume factor (the median daily dollar volume for three months preceding the Screening Date / weight of security in each index) shall be greater than $400 million to be eligible for each index.

In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million.

3.5	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends that are not reinvested in the total return index require index divisor adjustments to prevent the distribution from distorting the price index.

3.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the share class with the highest average daily volume will be included. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

4.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments.

Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

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4.1.	Component Changes

Additions

Additions to the Index are made at the reconstitution according to the inclusion criteria defined above. Changes are implemented following the close of trading on the second Friday in June and December. No additions are made to the Index between reconstitutions, except in the cases of certain spin-off companies defined below.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. Component companies that reclassify their shares (i.e., that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

4.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company it is allowed to stay in the Index that its parent company is in until the next reconstitution. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next reconstitution to be included in the Index.

5.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WT reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, or re-incorporate outside of a defined domicile in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Index, and the weights of the remaining components are adjusted accordingly.

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6.	Selection Parameters

Selection parameters for the WisdomTree U.S. Quality Growth Index are defined in section 3.1. Companies that pass these selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 3.4., and reconstitution of the Index takes effect as defined in section 4.1.

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